Exhibit 4.23

Amendment No. 1 to Management Services Agreement

This Amendment No. 1 to Management Services Agreement (this “Amendment”) is entered into on June 18, 2013, by and among Ellomay Capital Ltd., a company registered under the laws of the State of Israel (the “Company”), Kanir Joint Investments (2005) Limited Partnership, a limited partnership registered under the laws of the State of Israel (“Kanir”) and Meisaf Blue & White Holdings Ltd., a company registered under the laws of the State of Israel (“Meisaf” and, together with Kanir, the “Service Providers”).

Whereas,	the Company and the Service Providers entered into a Management Services Agreement effective as of March 31, 2008 (the “Agreement”);

Whereas,
on each of December 30, 2009, December 22, 2010 and December 20, 2011, the term of the Management Services Agreement was extended by the Company’s audit committee, board of directors and shareholders and by the Service Providers; and

Whereas,
the parties to the Agreement wish to amend the Agreement as specifically set forth herein and such amendments were approved by the Company’s compensation committee, audit committee, board of directors and, on June 18, 2013, by the Company’s shareholders, and by the Service Providers.

Now, Therefore, in consideration of the foregoing and of the mutual promises herein contained, the parties hereby agree as follows:

1.	Amendment of Section 2.1

1.1.
Section 2.1 of the Agreement is hereby amended and restated in its entirety to read as follows:

“In consideration of the performance of the Management Services and the Board Services hereunder, the Company shall pay to the Service Providers an aggregate annual management services fee in the amount of four hundred thousand United States dollars (US$400,000) (the “Management Fee”), to be paid in equal quarterly installments of fifty thousand United States dollars (US$50,000) to each of Kanir and Meisaf. Each quarterly installment shall be paid not later than the seventh (7th) day of each calendar quarter for services rendered during the preceding calendar quarter.”

2.	Amendment of Section 4

2.1.
Section 4 of the Agreement is hereby amended and restated to read as follows:

“Term and Termination.  This Agreement shall be deemed effective as of March 31, 2008 (the “Effective Date”) and shall continue to remain in effect until the earlier of: (i) June 17, 2016, (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors, or (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf and Kanir to the Company or by the Company to Meisaf and Kanir.”

3.	General

3.1.	Unless otherwise defined herein, capitalized terms used in this Amendment shall have the meaning ascribed to them under the Agreement.

3.2.
Except as specifically modified and amended hereby, the Agreement shall remain in full force and effect. No provision of this Amendment may be modified or amended, nor shall any terms be waived, except expressly in a writing signed by the parties.

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In Witness Whereof, the parties have signed this Amendment as of the date first set forth above.

Ellomay Capital Ltd. By: /s/ Menahem Raphael_ Name: Menahem Raphael Title: Director By: /s/ Kalia Weintraub Name: Kalia Weintraub Title: Chief Financial Officer

Kanir Joint Investments (2005) Limited Partnership

By: Kanir Investments Ltd., its general partner

By:           /s/ Menahem Raphael
Name:      Menahem Raphael
Title:        Director

By:           /s/ Ran Fridrich
Name:      Ran Fridrich
Title:        Director

Meisaf Blue & White Holdings Ltd. By: /s/ Shlomo Nehama Name: Shlomo Nehama Title: Director